Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF

SILVECREST MINES INC.

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(UNAUDITED)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORTING

The accompanying condensed consolidated interim financial statements of SilverCrest Mines Inc. (“the Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). Management acknowledges responsibility for the preparation and presentation of the condensed consolidated interim financial statements, including responsibility for significant accounting estimates and the choice of accounting principles and methods that are appropriate to the Company‘s circumstances. Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Audit Committee of the Board of Directors meets periodically with Management to review results of the condensed consolidated interim financial statements and related financial reporting matters prior to submitting the condensed consolidated interim financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

The condensed consolidated interim financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

SILVERCREST MINES INC.

Table of Contents

Page

Condensed Consolidated Statements of Financial Position	3

Condensed Consolidated Interim Statements of Operations and Comprehensive Earnings	4

Condensed Consolidated Interim Statements of Cash Flows	5

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	6

Notes to the Condensed Consolidated Interim Financial Statements	7 – 20

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

AS AT

	March 31, 2013	December 31, 2012

ASSETS

Current Assets
Cash and cash equivalents	$21,116,720	$28,147,049
Short term investments	20,000,000	20,000,000
Amounts receivable	442,490	497,004
Prepaid expenses	521,492	334,812
Inventory (note 5)	13,463,593	12,231,752
Total Current Assets	55,544,295	61,210,617

Non-Current Assets
Value added taxes receivable	6,584,018	6,355,457
Property, plant and equipment (note 6)	56,861,724	43,445,953
Exploration and evaluation assets (note 7)	11,514,062	11,059,062
Total Non-Current Assets	74,959,804	60,860,472

TOTAL ASSETS	$130,504,099	$122,071,089

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$4,082,673	$3,576,042
Deferred revenue (note 8)	2,561,340	2,476,900
Total Current Liabilities	6,644,013	6,052,942

Non-Current Liabilities
Asset retirement obligations	4,076,882	4,015,862
Deferred revenue (note 8)	5,835,493	6,473,124
Deferred tax liability (note 17)	1,517,000	1,625,000
Total Non-Current Liabilities	11,429,375	12,113,986

Total Liabilities	18,073,388	18,166,928

Shareholders’ Equity
Capital stock (note 9)	106,940,271	103,246,773
Reserves (note 9)	4,419,816	4,710,841
Accumulated other comprehensive loss	(2,376,244)	(1,498,045)
Retained earnings (deficit)	3,446,868	(2,555,408)
Total Shareholders' Equity	112,430,711	103,904,161

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$130,504,099	$122,071,089

Nature of operations (note 1)
Commitments (note 6)
Subsequent Events
Approved by the Board and authorized for issue on May 14, 2013.

“J. Scott Drever”	Director	“Barney Magnusson”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

For the three months ended March 31,	2013	2012

Revenues (note 10)	$15,329,642	$19,599,570

Cost of sales (note 11)	(4,368,519)	(4,491,131)

Depletion, depreciation and accretion	(1,439,966)	(1,483,841)

Mine operating earnings	9,521,157	13,624,598

Income (expenses)
General and administrative expenses (note 12, 14)	(1,340,926)	(1,172,197)
Share-based compensation (note 9)	(753,790)	(331,139)
Foreign exchange gain	488,573	241,321
Interest income	79,262	75,693
Loss on derivative instruments	-	(2,642,756)
	(1,526,881)	(3,829,078)

Earnings before taxes	7,994,276	9,795,520

Taxes
Current income tax expense	(2,100,000)	(3,725,000)
Deferred tax recovery	108,000	-
Net earnings	6,002,276	6,070,520

Other comprehensive (loss) earnings
Exchange (loss) gain in translation to US Dollars	(878,199)	272,821

Comprehensive earnings for the period	$5,124,077	$6,343,341

Earnings per common share (note 13)
Basic	$0.06	$0.07
Diluted	$0.05	$0.07

Weighted average number of common shares outstanding	107,170,245	87,861,072

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

For the three months ended March 31,	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the period	$6,002,276	$6,070,520
Items not affecting cash:
Depletion, depreciation and accretion	1,439,966	1,483,841
Interest income	(79,262)	(75,693)
Share-based compensation	753,790	331,139
Unrealized foreign exchange loss	(780,367)	(123,522)
Loss on derivatives	-	2,642,756
Derivative revenue recorded (note 10)	-	(1,088,230)
Deferred revenue (note 8)	(553,191)	(734,648)
Current income tax expense	2,100,000	3,725,000
Deferred tax recovery	(108,000)	-
Cash flows before changes in working capital items	8,775,212	12,231,163
Amounts receivable	112,796	1,869
Taxes receivable	(1,236,361)	(1,423,424)
Prepaid expenses	(181,045)	(8,937)
Inventory	(1,115,192)	(193,227)
Accounts payable and accrued liabilities	(2,147)	(42,722)
Cash flows before income taxes	6,353,263	10,564,722
Income taxes paid	(1,092,200)	-
Net cash provided by operating activities	5,261,063	10,564,722
CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issuance costs	(1,823)	-
Warrants exercised	805,469	2,330,647
Stock options exercised	1,845,037	70,445
Net cash provided by financing activities	2,648,683	2,401,092
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(14,057,169)	(1,195,140)
Exploration and evaluation	(820,981)	(1,653,932)
Interest received	27,529	50,553
Net cash used in investing activities	(14,850,621)	(2,798,519)

Impact of exchange rate changes on cash and cash equivalents	(89,454)	139,118

Change in cash and cash equivalents, during the period	(7,030,329)	10,306,413
CASH AND CASH EQUIVALENTS, beginning of the period	28,147,049	11,190,274
CASH AND CASH EQUIVALENTS, end of the period	$21,116,720	$21,496,687

Cash and cash equivalents is represented by:
Cash	$16,116,720	$18,545,337
Cash equivalents	5,000,000	1,501,350
Designated cash	-	1,450,000
	$21,116,720	$21,496,687

Supplemental disclosure with respect to cash flows (note 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

	Capital Stock		Reserves	Accumulated	(Deficit)/	Total
	Number	Amount	Share-Based	Comprehensive	Retained Earnings
			Payments	Loss
Balance at December 31, 2011	87,134,179	$64,229,007	$5,066,791	$(2,059,568)	$(33,031,152)	$34,205,078

Warrants exercised	2,552,200	3,203,325	(872,678)	-	-	2,330,647
Stock options exercised	50,000	96,409	(25,964)	-	-	70,445
Share-based compensation	-	-	331,139	-	-	331,139
Net earnings for the period	-	-	-	-	6,070,520	6,070,520
Currency translation adjustment	-	-	-	272,821	-	272,821

Balance at March 31, 2012	89,736,379	67,528,741	4,499,288	(1,786,747)	(26,960,632)	43,280,650

Warrants exercised	2,500,000	3,118,446	(854,046)	-	-	2,264,400
Stock options exercised	126,000	268,250	(80,563)	-	-	187,687
Issuance of capital stock	13,529,750	34,521,563	-	-	-	34,521,563
Share issuance costs	-	(2,190,227)	-	-	-	(2,190,227)
Share-based compensation	-	-	1,146,162	-	-	1,146,162
Net earnings for the period	-	-	-	-	24,405,224	24,405,224
Currency translation adjustment	-	-	-	288,702	-	288,702

Balance at December 31, 2012	105,892,129	103,246,773	4,710,841	(1,498,045)	(2,555,408)	103,904,161

Warrants exercised	510,300	987,612	(182,143)	-	-	805,469
Stock options exercised	1,550,000	2,707,709	(862,672)	-	-	1,845,037
Share issuance costs	-	(1,823)	-	-	-	(1,823)
Share-based compensation	-	-	753,790	-	-	753,790
Net earnings for the period	-	-	-	-	6,002,276	6,002,276
Currency translation adjustment	-	-	-	(878,199)	-	(878,199)

Balance at March 31, 2013	107,952,429	$106,940,271	$4,419,816	$(2,376,244)	$3,446,868	$112,430,711

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED March 31, 2013 and 2012	TSX.V:SVL NYSE MKT: SVLC

1.      NATURE OF OPERATIONS

SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is incorporated under the jurisdiction of the Province of British Columbia, Canada pursuant to the British Columbia Business Corporations Act. The Company is engaged in mining at the Santa Elena Mine in Mexico and is involved in related activities including acquisition, exploration, development, extraction, processing and reclamation.

The head office and principal address of the Company is 570 Granville Street, Suite 501, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3E8. SilverCrest is a public company which is listed on the TSX Venture Exchange (under the symbol SVL) and the NYSE MKT (under the symbol SVLC).

These condensed consolidated interim financial statements were authorized for issue by the board of directors of the Company on May 14, 2013.

2.      BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with SilverCrest’s most recently issued consolidated financial statements for the year ended December 31, 2012, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies, use of judgments and estimates were presented in Note 2 of these consolidated financial statements, and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

These condensed consolidated interim financial statements include the accounts of SilverCrest and its wholly-owned subsidiaries NorCrest Silver Inc., and SVL Minerals Ltd. (both incorporated under the laws of Canada), and Nusantara de Mexico S.A. de C.V., Santa Elena Oro y Plata S.A. de C.V., Minera de Cerro Santo S.A. de C.V., Magellan Exploracion S.A. de C.V. and SilverCrest de Mexico S.A. de C.V. (all incorporated under the laws of Mexico). All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

SilverCrest consolidates subsidiaries where the Company has the ability to exercise control. Control is achieved when the Company has the power to govern the financial and operating policies of the entity. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control.

Company	Ownership%	Place of Incorporation	Principal Activity
NorCrest Silver Inc.	100%	Canada	Holding Company
SVL Minerals Ltd.	100%	Canada	Holding Company
Nusantara de Mexico S.A. de C.V.	100%	Mexico	Santa Elena Mine and Mineral Development
Santa Elena Oro y Plata S.A. de C.V.	100%	Mexico	Service Company
Minera de Cerro Santo S.A. de C.V.	100%	Mexico	Service Company
Magellan Exploracion S.A. de C.V.	100%	Mexico	Service Company
SilverCrest de Mexico S.A. de C.V.	100%	Mexico	Exploration and Evaluation

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED March 31, 2013 and 2012	TSX.V:SVL NYSE MKT: SVLC

2.      BASIS OF PRESENTATION (continued)

Use of Judgments and Estimates

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenditures during the period.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the amounts included in the condensed consolidated interim financial statements.

The key areas where judgments, estimates and assumptions have been made are summarized as follows:

•
Estimates of the quantities of proven and probable reserves and the portion of resources considered to be probable of economic extraction, which are used in: the calculation of depletion expense; the capitalization of production phase stripping costs; and, forecasting the timing of the payments related to the asset retirement obligations. SilverCrest estimates ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements;

•	Estimates of ounces of gold/silver ore in stockpiles and on leach pads that are based on the number of tonnes added, the gold/silver contained therein and the metallurgical recovery rate;

•	The determination of the date on which a mine commences commercial production, since capitalization of certain costs and revenues ceases upon commencing commercial production;

•	The determination that costs related to exploration drilling, evaluation studies and other development work that have been capitalized have probable future benefit and are economically recoverable;

•	The estimated useful lives of property, plant and equipment, and the measurement of depreciation expense;

•	The estimated fair values of cash generating units for non-current asset impairment tests;

•
Recognition of provisions for asset retirement obligations, including the estimation of the rehabilitation costs, timing of expenditures, the impact of changes in discount rates, and changes in environmental and regulatory requirements;

•	The determination of the Company’s functional currencies;

•	The estimation of the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense, and indirect taxes;

•	The determination of the fair value of derivative instruments, agent warrants in capital stock, and inputs used in accounting for share-based compensation; and

•	The recoverability of amounts receivable and value added taxes receivable.

3.      CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. Management conducted a review of all of the Company’s entities and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of the Company’s subsidiaries.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED March 31, 2013 and 2012	TSX.V:SVL NYSE MKT: SVLC

3.      CHANGES IN ACCOUNTING POLICIES (continued)

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. The focus of the standard is to reflect the rights and obligations of the parties involved in the joint arrangement, regardless of whether the joint arrangement operates through a separate legal entity. Joint arrangements that are classified as joint ventures are accounted for using the equity method of accounting. Joint arrangements that are classified as joint operations require the venturers to recognize the individual assets, liabilities, revenues and expenses to which they have legal rights or are responsible. The adoption of IFRS 11 had no impact as SilverCrest does not currently hold interests in Joint Arrangements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). We have adopted IFRS 12 effective January 1, 2013. The adoption of IFRS 12 will result in incremental disclosures in our annual consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. We have adopted IFRS 13 on a prospective basis. Refer to disclosures on fair value measurement in note 16.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activities during the production phase of surface mining when two benefits accrue to the entity as a result of the stripping: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 was adopted effective January 1, 2013 and had no impact in comparative periods.

4.      NEW STANDARDS NOT YET ADOPTED

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015.

IAS 32 – Financial Instruments: Presentation (“IAS 32”) - The IASB amended IAS 32, “Financial Instruments: Presentation” to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of ‘currently has a legally enforceable right of set-off’;
•	the application of simultaneous realization and settlement;
•	the offsetting of collateral amounts; and
•	the unit of account for applying the offsetting requirements.

The amended standard is effective for annual periods beginning on or after January 1, 2014.

The Company has not yet completed the process of assessing the impact that IFRS 9 and IAS 32 will have on its consolidated financial statements, or whether to early adopt these new requirements.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED March 31, 2013 and 2012	TSX.V:SVL NYSE MKT: SVLC

5.      INVENTORY

	March 31, 2013	December 31, 2012
Silver and gold in process	$11,104,523	$9,830,516
Finished goods - dore bars	1,351,187	1,440,163
Supplies	1,007,883	961,073
	$13,463,593	$12,231,752

6.      PROPERTY, PLANT AND EQUIPMENT

	Santa Elena Mine		Santa Elena Mine	Corporate	Total
	Equipment	Mining Assets	Expansion in Progress	Office
Cost
Balance at December 31, 2011	$18,940,547	$16,800,009	$2,025,614	$70,239	$37,836,409
Additions	1,703,920	919,997	14,123,843	38,578	16,786,338
Balance at December 31, 2012	20,644,467	17,720,006	16,149,457	108,817	54,622,747
Additions	408,391	-	14,497,359	5,615	14,911,365
Balance at March 31, 2013	$21,052,858	$17,720,006	$30,646,816	$114,432	$69,534,112

Accumulated depreciation and depletion
Balance at December 31, 2011	$2,976,109	$1,982,393	$-	$29,009	$4,987,511
Charge for the year	2,445,144	3,685,825	-	58,314	6,189,283
Balance at December 31, 2012	5,421,253	5,668,218	-	87,323	11,176,794
Charge for the period	644,972	847,627	-	2,995	1,495,594
Balance at March 31, 2013	$6,066,225	$6,515,845	$-	$90,318	$12,672,388

Carrying amounts
At December 31, 2012	$15,223,214	$12,051,788	$16,149,457	$21,494	$43,445,953

At March 31, 2013	$14,986,633	$11,204,161	$30,646,816	$24,114	$56,861,724

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, the Company has entered into a number of contractual commitments related to design and acquisition of plant and equipment for the Santa Elena Expansion Project.

At March 31, 2013, these commitments totaled approximately $25,520,000 ($10,440,000 paid), all of which are expected to fall due over the next 12 months. Subsequent to March 31, 2013, the Company entered into additional contractual commitments related to the Santa Elena Expansion Project totaling approximately $910,000, which cumulatively amounts to $26,430,000 ($11,525,000 paid).

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED March 31, 2013 and 2012	TSX.V:SVL NYSE MKT: SVLC

7.      EXPLORATION AND EVALUATION ASSETS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers and rights of ownership may be affected by undetected defects.

2013	MEXICO		2013
	Cruz de Mayo	La Joya	Total
Balance at December 31, 2012	$2,872,383	$8,186,679	$11,059,062
Additions
Acquisition and option payments	$-	$70,000	$70,000
Deferred exploration costs:
Depreciation	-	4,605	4,605
Assays	-	18,788	18,788
Exploration and general	22,814	53,314	76,128
Professional fees	-	490	490
Salaries	-	72,140	72,140
Technical consulting and services	10,772	202,077	212,849
Subtotal, 2013 additions	33,586	421,414	455,000

Balance at March 31, 2013	$2,905,969	$8,608,093	$11,514,062

2012	MEXICO		2012
	Cruz de Mayo	La Joya	Total
Balance at December 31, 2011	$1,747,295	$2,605,009	$4,352,304
Additions
Acquisition and option payments	$50,000	$110,000	$160,000
Deferred exploration costs:
Depreciation	-	17,968	17,968
Assays	73,912	490,080	563,992
Drilling	605,898	3,133,341	3,739,239
Exploration and general	111,951	1,079,953	1,191,904
Professional fees	-	32,783	32,783
Salaries	117,661	273,016	390,677
Technical consulting and services	165,666	444,529	610,195
Subtotal, 2012 additions	1,125,088	5,581,670	6,706,758

Balance at December 31, 2012	$2,872,383	$8,186,679	$11,059,062

Cruz de Mayo Project, Mexico

The Company purchased a 100% interest in certain mineral concessions, located in Sonora State, Mexico, in 2004, and on November 19, 2010, finalized an assignment agreement to acquire a 100% interest in the El Guereguito concession in the same state. The Company has the right to acquire the 100% interest in the El Guereguito concession by making the following staged option payments totaling $1,000,000.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED March 31, 2013 and 2012	TSX.V:SVL NYSE MKT: SVLC

7.      EXPLORATION AND EVALUATION ASSETS (continued)

	El Guereguito
November 19, 2010	$20,000	(paid)
May 19, 2011	20,000	(paid)
November 19, 2011	25,000	(paid)
November 19, 2012	50,000	(paid)
November 19, 2013	50,000
	165,000
$50,000 on each anniversary date	835,000
TOTAL	$1,000,000

The Company has the right to make early payment with no additional consideration. There is a 2.5% NSR royalty which ceases on cumulative payments of $1,000,000.

La Joya Project, Mexico

During 2010, the Company entered into agreements to acquire a 100% interest in the La Joya Project located southeast of Durango City, Durango State, Mexico.

On June 21, 2010, the Company entered into the “La Joya West” agreement for purchase and sale. The Company has the right to acquire a 100% interest by making the following staged payments totaling $2,680,000 over a period of 3 years.

	La Joya West
June 21, 2010	$20,000	(paid)
October 21, 2010	20,000	(paid)
April 21, 2011	60,000	(paid)
October 21, 2011	80,000	(paid)
June 21, 2013	2,500,000
TOTAL	$2,680,000

The final $2,500,000 payment can be settled as follows: $1,250,000 in shares or by a combination of cash and shares at the Company’s discretion and $1,250,000 by a negotiated combination of cash and shares. The Company has satisfied the requirement to incur $200,000 of exploration expenditures annually. There is a 2% NSR royalty from production of minerals.

On November 25, 2010, the Company entered into the “La Joya East” agreement for purchase and sale. The Company has the right to acquire a 100% interest by making the following staged payments totaling $1,500,000 over a period of 3 years.

	La Joya East
December 31, 2010	$25,000	(paid)
June 30, 2011	20,000	(paid)
December 31, 2011	50,000	(paid)
June 30, 2012	60,000	(paid)
December 31, 2012	70,000	(paid)
June 30, 2013	100,000
December 31, 2013	1,175,000
TOTAL	$1,500,000

The final $1,175,000 payment can be settled in shares of the Company or by a combination of cash and shares at the Company’s discretion. Of the option payment, $750,000 shall be deemed to be advanced royalty payments made on account of the NSR. There is a 2% NSR royalty from production of minerals.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED March 31, 2013 and 2012	TSX.V:SVL NYSE MKT: SVLC

8.     DEFERRED REVENUE

On May 14, 2009, the Company entered into a definitive Purchase Agreement with Sandstorm Gold Ltd. under which the Company’s wholly-owned Mexican subsidiary, Nusantara de Mexico S.A. de C.V., agreed to sell 20% of future gold production from the Santa Elena Project to Sandstorm in exchange for an Upfront Deposit of $12,000,000. The agreement also provides for ongoing per-ounce payments by Sandstorm equal to the lesser of $350 and the prevailing spot gold market price upon delivery of gold. The per ounce price of $350 is subject to an increase of 1% per annum commencing on the 3rd anniversary of the date the Santa Elena Project begins commercial production.

If the Company decides to develop an underground mine on the Santa Elena Project, Sandstorm has the right to purchase 20% of the gold from the underground mine at a per ounce price equal to the lesser of $450 and the prevailing spot gold market price, subject to an increase of 1% per annum beginning on the 3rd anniversary from the date the underground mine begins commercial production. In exchange, Sandstorm will pay 20% of the capital expenditures incurred, related to the gold stream, to determine the economic viability and to construct the underground mine and mill facilities.

The Company provided Sandstorm with a completion guarantee under the agreement and as consideration received 3,500,000 common shares of Sandstorm. The fair value of the shares at the date received was $1,433,129. The shares were sold in April 2010 for proceeds of $2,545,970. The Upfront Deposit and Sandstorm share consideration of $13,433,129 was treated as deferred revenue.

During the three months period ended March 31, 2013, the Company recorded revenue of $1,069,037 (2012 – $1,419,794) from the delivery of 1,474 gold ounces (2012 – 1,958) to Sandstorm, which consisted of $515,846 (2012 – $685,146) in cash and $553,191 (2012 - $734,648) from amortization of deferred revenue.

Details of changes in the balance are as follows:

	Upfront Deposit	Sandstorm Shares	Total Deferred Revenue

As at December 31, 2011	$10,330,838	$1,233,785	$11,564,623
Delivery of gold	(2,335,657)	(278,942)	(2,614,599)
As at December 31, 2012	7,995,181	954,843	8,950,024
Less current portion	(2,212,649)	(264,251)	(2,476,900)
Deferred revenue	$5,782,532	690,592	6,473,124

As at December 31, 2012	$7,995,181	954,843	8,950,024
Delivery of gold	(494,173)	(59,018)	(553,191)
As at March 31, 2013	7,501,008	895,825	8,396,833
Less current portion	(2,288,080)	(273,260)	(2,561,340)
Deferred revenue	$5,212,928	$622,565	$5,835,493

9.      CAPITAL STOCK AND RESERVES

Authorized Shares

The Company’s authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without par value.

Stock options

The Company has a stock option plan under which it is authorized to grant stock options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of the grant. The options can be granted for a maximum term of 10 years, and certain options to employees and consultants vest over periods of time, determined by the board of directors. Options granted to investor relations consultants shall vest over a period of at least 1 year.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED March 31, 2013 and 2012	TSX.V:SVL NYSE MKT: SVLC

9.      CAPITAL STOCK AND RESERVES (continued)

Stock option transactions and the number of stock options outstanding and exercisable are summarized as follows:
	Number of	Weighted Average
	Options	Exercise Price - CAD$
As at December 31, 2011	6,315,000	$1.22
Issued	1,760,000	$2.60
Exercised	(176,000)	$1.45
Forfeited	(49,000)	$1.60
Expired	(50,000)	$1.20
As at December 31, 2012	7,800,000	$1.53
Issued	350,000	$2.60
Exercised	(1,550,000)	$1.19
As at March 31, 2013	6,600,000	$1.66

		Options Outstanding			Options Exercisable
Exercise Price - CAD$	Expiry Date	Number of Shares Issuable on Exercise	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price - CAD$	Number of Shares Issuable on Exercise	Weighted Average Exercise Price - CAD$
$1.03	July 14, 2013	250,000	0.29	$1.03	250,000	$1.03
$1.60	November 7, 2013	240,000	0.61	$1.60	180,000	$1.60
$0.45	January 8, 2014	100,000	0.78	$0.45	100,000	$0.45
$0.50	July 22, 2014	750,000	1.31	$0.50	750,000	$0.50
$0.80	October 21, 2014	100,000	1.56	$0.80	100,000	$0.80
$1.05	September 10, 2015	1,050,000	2.45	$1.05	1,050,000	$1.05
$1.94	February 15, 2016	175,000	2.88	$1.94	175,000	$1.94
$1.17	June 17, 2016	200,000	3.22	$1.17	200,000	$1.17
$1.65	August 2, 2016	1,450,000	3.34	$1.65	1,450,000	$1.65
$1.60	November 7, 2016	175,000	3.61	$1.60	125,000	$1.60
$2.60	December 5, 2017	1,760,000	4.68	$2.60	440,000	$2.60
$2.60	January 31, 2018	350,000	4.84	$2.60	87,500	$2.60
		6,600,000	3.12	$1.66	4,907,500	$1.36

Share-based compensation

During the three months period ended March 31, 2013, the Company granted 350,000 (2012 – Nil) incentive stock options with a weighted average fair value per option granted of CAD$1.44 (2012 – $Nil) for a total fair value of $489,908 (2012 – $Nil). The share-based compensation recognized during the three months period ended March 31, 2013, under the fair value method, was $753,790 (2012 - $331,139).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options.

	March 31, 2013	March 31, 2012
Risk-free interest rate	1.50%	-
Expected dividend yield	-	-
Expected stock price volatility	66.27%	-
Expected forfeiture rate	1.0%
Expected option lives	5 years	-

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED March 31, 2013 and 2012	TSX.V:SVL NYSE MKT: SVLC

10.      REVENUES

	March 31, 2013	March 31, 2012
Gold revenue - spot prices	$9,587,620	$11,134,154
Gold revenue - Sandstorm (1)	1,069,037	1,419,794
Gold revenue - Hedging Facility (2)	-	2,346,152
Silver revenue	4,672,985	4,699,470
	$15,329,642	$19,599,570

In accordance with IFRS, revenue is recorded at fair value, which for gold and silver is the market spot price on the date revenue is recognized.

(1) The Company recorded $1,069,037 (2012 - $1,419,794) related to the delivery of 1,474 (2012 - 1,958) gold ounces to Sandstorm, which consists of $515,846 (2012 - $685,146) received in cash and $553,191 (2011 - $734,648) relating to amortization of deferred revenue (note 8).

(2) The Hedge Facility was settled in fiscal 2012. During the three months period ended March 31, 2012, the Company delivered 1,359 gold ounces into the Hedge Facility, at an average realized price of $925.93. Included in gold revenue is $1,088,230 which is the realized difference between market spot price as at the date of delivery and the hedge price of $926.50 per ounce applied to 1,359 gold ounces.

11.      COST OF SALES

	March 31, 2013	March 31, 2012
Mining	$3,050,977	$2,750,038
Crushing	659,228	886,748
Processing	867,745	864,254
General and administrative	859,314	727,110
	5,437,264	5,228,150
Inventory adjustment	(1,068,745)	(737,019)
	$4,368,519	$4,491,131

12.      GENERAL AND ADMINISTRATIVE

	March 31, 2013	March 31, 2012
Remuneration (note 14)	$459,801	$361,866
Professional fees (note 14)	169,942	160,070
General exploration	24,779	36,492
Regulatory	87,026	14,187
Shareholder and investor relations	122,165	141,178
Trade shows and travel	202,604	195,329
Other corporate expenses	120,442	128,247
Mexico corporate expenses	154,167	134,828
	$1,340,926	$1,172,197

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED March 31, 2013 and 2012	TSX.V:SVL NYSE MKT: SVLC

13.      EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	March 31, 2013	March 31, 2012
Numerator
Net earnings for the period	$6,002,276	$6,070,520

Denominator
For basic - weighted average number of common shares outstanding	107,170,245	87,861,072
Effect of dilutive stock options and warrants	2,303,891	4,926,188
For diluted - adjusted weighted average number of common shares outstanding	109,474,136	92,787,260

Earnings per common share
Basic	$0.06	$0.07
Diluted	$0.05	$0.07

14.   RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

Legal Fees

Paid or accrued $52,973 (2012 - $67,164) for legal fees, which were included in professional fees and recognized $16,605 (2012 - $4,249) in share-based payments to a law firm of which an officer of the Company is a partner.

Key Management Compensation

	March 31, 2013	March 31, 2012
Salaries and short-term benefits (1)	$231,875	$197,698
Directors' fees	28,310	24,776
Share-based payments	395,936	240,197
	$656,121	$462,671

(1)	Total remuneration paid to the President, Chief Operating Officer and Chief Financial Officer of SilverCrest.

Other transactions

Paid $48,692 (2011 - $21,371) for technical and administrative services and recognized $52,686 (2012 – $10,981) in share-based payments to close members of the families of individuals who are part of key management personnel.

15.           SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental disclosure of significant non-cash transactions is provided in the table:

	March 31 ,2013	March 31 ,2012
Non-cash investing and financing activities
Capitalized to exploration and evaluation assets
Accounts payable and accrued liabilities	$1,030	$535,283

Capitalized to property, plant and equipment
Accounts payable and accrued liabilities	$1,884,158	$-

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED March 31, 2013 and 2012	TSX.V:SVL NYSE MKT: SVLC

16.   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure.  These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances in order to meet short and long term business requirements, after taking into account cash flows from operations, and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions and is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b.	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, short term investments and value added taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and short term investments with high-credit quality financial institutions. Receivables are due primarily from government agencies in Canada and Mexico.

c.	Foreign Currency Risk

The Company operates in Canada and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

At March 31, 2013, the Company is exposed to foreign currency risk through the following financial assets and liabilities held in the following United States dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$3,556,673	$17,545,963	$14,084	$21,116,720
Short term investments	-	20,000,000	-	20,000,000
Amounts receivable	287,152	137,727	17,611	442,490
Value added taxes receivable	-	-	6,584,018	6,584,018
Total Assets	3,843,825	37,683,690	6,615,713	48,143,228

Accounts payable and accrued liabilities	1,547,957	1,741,254	793,462	4,082,673
Total Liabilities	1,547,957	1,741,254	793,462	4,082,673

Net Assets	$2,295,868	$35,942,436	$5,822,251	$44,060,555

Based on the above net exposures at March 31, 2013, a 10% appreciation (depreciation) of the United States dollar against the Canadian dollar and Mexican Peso, with all other variables held constant, would result in approximately an $812,000 decrease (increase) in the Company’s comprehensive earnings for the period.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED March 31, 2013 and 2012	TSX.V:SVL NYSE MKT: SVLC

16.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

At December 31, 2012, the Company was exposed to foreign currency risk through the following financial assets and liabilities held in the following United States dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$4,662,882	$23,330,312	$153,855	$28,147,049
Short term investments	-	20,000,000	-	20,000,000
Amounts receivable	309,707	184,674	2,623	497,004
Value added taxes receivable	-	-	6,355,457	6,355,457
Total Assets	4,972,589	43,514,986	6,511,935	54,999,510

Accounts payable and accrued liabilities	972,464	1,575,816	1,027,762	3,576,042
Total Liabilities	972,464	1,575,816	1,027,762	3,576,042

Net Assets	$4,000,125	$41,939,170	$5,484,173	$51,423,468

d.	Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and short term investments. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents and short term investments, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any term deposit or guaranteed bank investment certificate as they are held with large and stable financial institutions. At March 31, 2013, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s comprehensive earnings for the period.

e.	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  At March 31, 2013, the Company has not entered into any agreement or purchased any instruments to hedge possible commodity risks.

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash and cash equivalents, short term investments, amounts receivable, value added taxes receivable and accounts payable and accrued liabilities.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short term to maturities of these financial instruments.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s cash and cash equivalents and short term investments are classified as Level 1 financial instruments.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED March 31, 2013 and 2012	TSX.V:SVL NYSE MKT: SVLC

17.      INCOME TAXES

The composition of the Company’s deferred tax liabilities are as follows:

	March 31, 2013	December 31, 2012
Deferred Tax Liabilities
Exploration and evaluation assets	$(708,000)	$(802,000)
Property, plant and equipment	(809,000)	(823,000)
Net defered tax liabilities	$(1,517,000)	$(1,625,000)

18.      SEGMENTED INFORMATION

The Company has three reportable segments, those being the mine operations at Santa Elena, Mexico; mine exploration and evaluation projects at La Joya and Cruz de Mayo, Mexico; and Corporate. The Corporate segment is responsible for the evaluation and acquisition of new mineral properties, management of cash and cash equivalents, regulatory reporting and general corporate activities conducted in Canada and Mexico.

Geographic segmented information is presented as follows:

	Mexico	Mexico	Canada
March 31, 2013	Santa Elena	Other Projects	Corporate	Total
Revenue	$15,329,642	$-	$-	$15,329,642
Cost of Sales	(4,368,519)	-	-	(4,368,519)
Depletion, depreciation and accretion	(1,436,971)	-	(2,995)	(1,439,966)
Mine operating earnings	9,524,152	-	(2,995)	9,521,157
Other income (expenses)	(154,167)	-	(1,372,714)	(1,526,881)
Current income tax expense	(2,100,000)	-	-	(2,100,000)
Deferred income tax recovery	108,000	-	-	108,000
Net earnings (loss) for the period	$7,377,985	$-	$(1,375,709)	$6,002,276

Asset Information
Property, Plant and Equipment	$56,837,609	$-	$24,115	$56,861,724
Exploration and evaluation assets	$-	$11,514,062	$-	$11,514,062

March 31, 2012	Santa Elena	Other Projects	Corporate	Total
Revenue	$19,599,570	$-	$-	$19,599,570
Cost of Sales	(4,491,131)	-	-	(4,491,131)
Depletion, depreciation and accretion	(1,469,285)	-	(14,556)	(1,483,841)
Mine operating earnings	13,639,154	-	(14,556)	13,624,598
Other income (expenses)	(2,758,816)	-	(1,070,262)	(3,829,078)
Current income tax expense	(3,725,000)	-	-	(3,725,000)
Net earnings (loss) for the period	$7,155,338	$-	$(1,084,818)	$6,070,520

Asset Information
Property, Plant and Equipment	$32,102,924	$-	$40,951	$32,143,875
Exploration and evaluation assets	$-	$6,118,782	$-	$6,118,782

19.      SUBSEQUENT EVENTS

a)	25,000 incentive stock options were exercised at CAD$1.05 per share for cash proceeds of $25,725.

b)
On April 2, the Company became aware of a claim commenced by the Agrarian Community of Banamichi against SilverCrest's subsidiary, Nusantara de Mexico, S.A. de C.V. before the Agrarian Tribunal for the State of Sonora, Mexico (the "Agrarian Lawsuit").  The Agrarian Lawsuit seeks, among other things, a) rescission of the Land Occupation Agreement at Santa Elena claiming default by Nusantara in making certain payments and b) termination of the Land Occupation Agreement for failure to comply with certain formal requirements.  The Company has made all payments and complied with all formalities as required. The Company's Mexican counsel is of the view that the Company's Land Occupation Agreement is valid and enforceable and that the claim has very little likelihood of succeeding.  In the unlikely event that the claim were to succeed, under Mexican law, surface access for exploitation of mining rights has priority over all other surface land use.  In the absence of a negotiated Land Occupation Agreement, the Mexican mining authorities will impose a mandatory land occupation agreement based on market fees for usage which are substantially below those paid by SilverCrest under the current Land Occupation Agreement.  The Company is defending this claim and does not consider it would have a material impact on its operations, even in the unlikely event it were successful.